

CommonwealthBank

Ralph Norris
CHIEF EXECUTIVE OFFICER

Gary Thursby
CHIEF FINANCIAL OFFICER (ACTING)

9 August 2006

Commonwealth Bank of Australia ACN 123 123 124

PRESENTATION OF FULL YEAR RESULTS

For 30 June 2006

Disclaimer

The material that follows is a presentation of general background information about the Bank’s activities current at the date of the presentation, 9 August 2006. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Agenda

- Full Year Results – Ralph Norris
  - Highlights
  - Outlook
- Full Year Results – Gary Thursby
- Questions

Notes

Highlights

- Very good result – Cash NPAT of $4,053 million
- Good volume growth across the business
- Focus on profitable growth
- Successful delivery of WnB and good progress on new strategic initiatives

Other Key Information

Cash NPAT excluding Hong Kong

($m)	Jun 06	Dec 05	Jun 05
Cash NPAT	1,992	2,061	1,759
Less: Profit on sale of Hong Kong	0	(145)	0
Cash NPAT (excl HK sale)	1,992	1,916	1,759

Some overall Bank indicators

	Jun 06	Dec 05	Jun 05	Dec 04	Jun 04
Number of branches	1,005	1,007	1,006	1,011	1,012
Weighted av. No. of shares (cash)	1,285m	1,281m	1,273m	1,265m	1,255m
Net tangible assets per share ($)	9.42	8.99	8.54	7.98	12.22
Risk weighted assets ($m)	216,438	202,667	189,559	180,674	169,321

Notes

Highlights

	Jun 06	6 months Jun 06 vs Dec 05	12 months Jun 06 vs Jun 05
Cash NPAT (excl HK)	3,908	↑ 4%	↑ 12%
Cash EPS (excl HK)	304.6	↑ 4%	↑ 15%
Dividend	224	–	↑ 14%
Return on Equity – Cash (excl HK)	20.6%	↑ 70 bpts	↑ 180 bpts
Gross impaired assets / RWA	0.15%	↓ 5 bpts	↓ 5 bpts

Notes

Good full year result



$3,492m
314
49
59
(111)
105
$3,908m
145
$4,053m
Cash NPAT Jun 05
Banking
Funds Mgt
Insurance
S/H investment returns
WnB
Cash profit pre HK Jun 06
Profit on sale of HK
Cash NPAT Jun 06

Scorecard	Jun 06
Volume Growth	✓✓
Interest Margin	✓
Non Int.Income	✓
Expenses	✓
Credit Quality	✓✓
Tax	✓
Cash EPS	✓✓

Cash EPS 264.8 → ↑15% → **Cash EPS 304.6**

Other Key Information

- The payout ratio (cash basis) is calculated according to the following criteria:

  Payout ratio =

$$\frac{\text{DPS (in \$) x number of shares (end of period)}}{\text{Cash NPAT}}$$

$$\text{i.e.} \quad \frac{2.24 \times 1{,}283}{4{,}053} = 71\%$$

* Payout ratio excluding HK sale = 74%

Notes

Highlights - dividend



Dividend (cents per share)
240
200
160
120
80
40
0
Cents
82
85
104
112
130
68
69
79
85
94
2002
2003
2004
2005
2006
First Half
Second Half

Other Key Information

	Jun 06	Dec 05	Jun 05	Dec 04	Jun 04
Banking					
Home loans	18.8%	18.8%	19.0%	18.9%	18.9%
Credit cards	20.5%	21.4%	22.8%	22.8%	22.7%
Retail deposits	22.2%	22.9%	23.0%	23.6%	23.7%
Personal lending (1)	16.1%	16.0%	16.7%	16.7%	15.0%
Business lending (2)	13.1%	13.5%	13.2%	13.6%	13.7%
Transaction services (corporate)	22.4%	22.1%	22.1%	21.4%	20.9%
Transaction services (commercial)	23.9%	25.1%	24.8%	24.4%	24.4%
Asset finance	14.5%	15.1%	15.4%	16.5%	16.0%
NZ lending (housing)	23.1%	23.2%	23.0%	22.7%	22.7%
NZ deposits	20.3%	19.9%	19.5%	18.8%	17.5%
Funds Management					
Aust retail administrator view (3)	15.7%	14.6%	14.5%	14.8%	14.2%
NZ Managed investments	15.0%	15.0%	15.2%	15.1%	N/A
Insurance					
Aus. Life insurance (total risk)	13.5%	13.5%	13.8%	13.8%	14.8%
NZ Life insurance	31.1%	30.9%	30.7%	30.3%	27.5%

(1) APRA personal lending published data began in March 2004
(2) APRA definition was restated in 2004
(3) Note: Under the Administrator view, badged or white-labelled products are attributed to the underlying administrator of the product. The alternative Marketer view attributes such business to the marketer of the product

Notes

Highlights - market position

		Jun 06	Dec 05
Home Loans	✓	**18.8%**	18.8%
Personal Lending	✓	**16.1%**	16.0%
Credit Cards	×	**20.5%**	21.4%
Retail Deposits	×	**22.2%**	22.9%
NZ Lending	×	**23.1%**	23.2%
NZ Deposits	✓	**20.3%**	19.9%
Business Lending	×	**13.1%**	13.5%
Transaction Services (corporate)	✓	**22.4%**	22.1%
Transaction Services (commercial)	×	**23.9%**	25.1%
Equities Trading (CommSec)	✓	**4.3%**	4.3%
Funds Mgt. – Aust. Retail	✓	**15.7%**	14.6%
Aust.Life Insurance (total risk)	✓	**13.5%**	13.5%

Notes

Which New Bank - A Success

- Technology transformation
  - Delivered ahead of schedule
  - Within budget
- Financial and Productivity

	Target	Outcome
Financial Benefit	$900m	$1,044m
EPS Growth – CAGR	10%*	14%
Banking	48%	47.1%
Funds Management	0.74%	0.74%
Insurance	42%	36.7%

- Customer Satisfaction
  - Targets not yet achieved

But

  - Customer complaints down 22% since Dec '05
  - June '06 complaints down 40% on June '05

** Number revised to 12% during program*
All numbers on an AGAAP equivalent basis

Notes

CEO Priorities & Measures

- Customer Service
- Business Banking
- Technology & Operational Excellence
- Trust & Team Spirit

➔ Superior operating and financial results

➔ Australia's finest financial services organisation

Notes

Customer Service

- Roll out of Sales and Service programme (SUCCESS) well underway
- Increased resourcing in customer facing roles
- Launch of new competitive products and Saturday trading
- Some leading indicators showing positive trends
- Internal measurements will track and measure customer advocacy scores
- Management KPIs linked to customer satisfaction scores

Notes

Business Banking

- Management and structural changes better align business with customer needs
- Business bankers back into the branches
- CommSee for Business roll out now complete
- Commbiz being rolled out to key customers over next 3 months
- Range of metrics being measured including customer satisfaction (advocacy scores), market share and profitability

Notes

Technology & Operational Excellence

- Appointment of new IT Head to lead Group wide Technology
- Successful renegotiation of EPS component of EDS contract
- Re direct spend from operational to value creation initiatives
- New corporate services function to drive bank-wide cost management culture
- Objective is to move underlying IT/CBA Opex ratio to world class benchmark levels over next 3 years

Notes

Trust & Team Spirit

- Recent management changes strengthen the leadership team while building greater collaboration across the Group
- Focus on developing people through investment in talent and training
- Introduction of a number of initiatives for our people
- Continuing measurement of progress using internal engagement surveys
- Greater focus on the Bank's support for the wider community

Notes

2007 outlook

- Good result with earnings momentum going into new fiscal year
- Continuing real progress made with strategic initiatives
- Mainly positive outlook for the domestic economy
- Competitive environment for financial services
- Confident in our ability to deliver solid profitable growth

Notes



CommonwealthBank

Gary Thursby
CHIEF FINANCIAL OFFICER (ACTING)

9 August 2006

Commonwealth Bank of Australia ACN 123 123 124

PRESENTATION OF FULL YEAR RESULTS

For 30 June 2006

Notes

Highlights - NPAT growth

	12 months			6 months		
	Jun 06 $M	Jun 05 $M	Jun 06 vs Jun 05	Jun 06 $M	Dec 05 $M	Jun 06 vs Dec 05
NPAT (statutory)	**3,928**	**3,400**	**16%**	**1,929**	**1,999**	**(4%)**
Add back AIFRS non cash items	125	92	36%	63	62	-
NPAT (cash)	**4,053**	**3,492**	**16%**	**1,992**	**2,061**	**(3%)**
Less profit on sale Hong Kong business	(145)	-	-	-	(145)	-
NPAT (cash excluding HK)	**3,908**	**3,492**	**12%**	**1,992**	**1,916**	**4%**
Cash EPS (excl HK)	**304.6**	**264.8**	**15%**	**154.9**	**149.5**	**4%**

Other Key Information

Contribution to profit	12 months Jun 06 $M	12 months Jun 05 $M	12 months Jun 06 vs Jun 05	6 months Jun 06 $M	6 months Dec 05 $M	6 months Jun 06 vs Dec 05
Banking	3,227	2,913	11%	1,638	1,589	3%
Funds Management	400	351	14%	217	183	19%
Insurance	215	156	38%	112	103	9%
NPAT (underlying)	3,842	3,420	12%	1,967	1,875	5%
Shareholder invest. Returns (ex HK after tax)	66	177	Large	25	41	(39%)
Which new Bank	0	(105)	-	0	0	-
NPAT Cash (ex HK)	3,908	3,492	12%	1,992	1,916	4%
Profit on sale of HK business	145	0	-	0	145	-
NPAT (cash basis)	4,053	3,492	16%	1,992	2,061	(3%)
Defined benefit plan pension expense	(25)	(53)	53%	(6)	(19)	(68%)
Treasury share valuation	(100)	(39)	Large	(57)	(43)	(33%)
NPAT (statutory basis)	3,928	3,400	16%	1,929	1,999	(4%)
Pref. dividends (1)	150	131	15%	79	71	11%
Ordinary dividend declared	2,879	2,517	14%	1,668	1,211	38%

(1) Includes distributions on Perls, Perls II, Perls III, Trust Preferred Securities and ASB Preference Shares.

Notes

Highlights - underlying profit by business

	12 months			6 months		
	Jun 06 $M	Jun 05 $M	Jun 06 vs Jun 05	Jun 06 $M	Dec 05 $M	Jun 06 vs Dec 05
Banking	3,227	2,913	11%	1,638	1,589	3%
Funds Management	400	351	14%	217	183	19%
Insurance	215	156	38%	112	103	9%
Underlying Profit	3,842	3,420	12%	1,967	1,875	5%

Other Key Information

Which New Bank estimates

Benefits	2004	2005	2006
Targets [1]	200	620	900
Actual	**237**	**724**	**1,044**

[1] These were the original full year targets set out in the September 2003 presentation

Investment spend	2004	2005	2006	Total
Original	660	510	310	1,480
Actual	**634**	**601**	**238**	**1,473**

Capitalised branch refurbishment costs are amortised over 10 years and capitalised IT costs are amortised over 2.5yrs.

Notes

Which new Bank – Benefits


2005/06
$1,044m (target was $900m)
2004/05
$724m (target was $620m)
2003/04
$237m (target was $200m)
63
27
36
174
65
109
301
117
184
423
156
267
506
215
291
538
221
317
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Cost Saving
Revenue Benefit

Other Key Information

Notes

Balance of capitalised software costs

$million	Jun 06	Dec 05	Jun 05	Dec 04	Jun 04
Capitalised software	229	188	182	163	107

Expense ratios

	Jun 06	Dec 05	Jun 05	Dec 04	Jun 04
Banking					
Expense to income	47.4	48.1	50.7	50.5	56.4
Underlying Expense to Income	47.4	48.1	48.6	50.2	50.8
Funds Management					
Expense to Average FUA	0.72	0.70	0.71	0.73	0.75
Underlying Expense to Average FUA	0.72	0.70	0.67	0.71	0.73
Insurance					
Expense to average inforce premiums	33.6	40.5	46.6	44.9	49.3
Underlying Expense to Average Inforce Premiums	33.6	40.5	46.5	44.8	47.5

Income	Banking	FM
Reported	9,550	1,543
AIFRS	129	20
AGAAP	9,679	1,563

Expenses		
Reported	4,558	989
AIFRS	(10)	37
AGAAP	4,548	1,026

Productivity Improvements


Expense ratios (1)
WnB Target
54.7%
CAGR = 4.9%
47.1%(2)
Banking(3)
48%
50.4%
CAGR = 10.0%
36.7%
Insurance(4)
42%
0.87%
CAGR = 5.3%
Funds Mgt(5)
0.74%(2)
0.74%
Jun 03
Jun 06

(1) On a cash basis
(2) AGAAP equivalent basis
(3) Expense to income
(4) Expense to average inforce premiums
(5) Expense to average funds under administration

Other Key Information

Notes

Comparable expenses	12 months Jun 06 $M	Jun 05 $M	Jun 06 vs Jun 05	6 months Jun 06 $M	Dec 05 $M	Jun 06 vs Dec 05
Staff expenses	2,823	2,673	6%	1,437	1,386	4%
Occupancy and equipment	621	613	1%	311	310	-
IT Services	985	956	3%	483	502	(4%)
Postage and Stationery	216	220	(2%)	107	109	(2%)
Fees and commissions	636	614	4%	322	314	3%
Advertising, marketing etc	307	288	7%	161	146	10%
Other	406	355	14%	206	200	3%
Total comparable expenses	5,994	5,719	5%	3,027	2,967	2%
Compliance Related Costs* (included above)	106	35	Large	74	32	Large

** Including unit link project*

2006 Operating expenses


$5,719m
(92)
28
(20)
77
55
40
187
+3.3%
$5,994m
2005
Hong Kong disposal
Gandel acq
FX
Volume Expenses (FM & Ins)
Unit Pricing Compliance Initiative
New Strategic Initiatives
Underlying growth
2006

Other Key Information

2006 results include:	Gross	Cap & Provision	P&L
WnB initiatives	238	(117)	121
Other strategic initiatives	97	(58)	39
Compliance & other projects			
CMLA control environment	55	-	55
Other (incl Basel II, SOX, IFRS, etc)	35	-	35
Amortisation of Software Assets	43	-	43
Total	**468**	**(175)**	**293**

Notes

2007 Expense Drivers

2006 Operating Expenses	**$6bn**
2007 Expense driver increases:	
CPI & general salaries	+3-4%
Volume related expenses	+1%
Additional frontline & permanent staff	+1-2%
Additional project expenditure	+1-2%
Savings targeted:	
Technology savings	(2%)
Further WnB benefit & other expense reductions	(2%)
2007 Targeted growth	**+4-5%**

Notes

Segment Results : Banking

Other Key Information

	Jun 06	Dec 05	Jun 05
Av interest earning assets ($m) [1]	282,553	267,169	250,357
Net int income (excl securitisation ($m)	3,202	3,218	3,028
Net interest Margin (AIFRS) (bp)	2.29%	2.39%	2.44%
% of operating Income	**Jun 06**	**Dec 05**	**Jun 05**
Net interest income	54%	56%	55%
Other banking income	26%	25%	27%
Funds Mgt. income	14%	12%	11%
Insurance income	6%	7%	7%
Total	100%	100%	100%

[1] *Has been adjusted to remove effect of securitisation*

Notes

Banking - underlying profit

- 11% underlying profit growth
- Strong volume growth
- Net interest income growth strong
- Good expense control
- Underlying credit quality remains sound



Underlying profit up 11% since Jun 05
$2,913m
488
191
(178)
(76)
(111)
$3,227m
Jun 05
NII
Other income
Expenses
Bad Debts
Tax & OEI
Jun 06

Other Key Information

Reconciliation of Net Interest Margin	12 months Jun 06 %	Jun 05 %	Jun 06 vs Jun 05	6 months Jun 06 %	Dec 05 %	Jun 06 vs Dec 05
Net Interest margin[1]	2.34	2.43	(9)bpts	2.29	2.39	(10)bpts
AIFRS Volatility	0.02	-	2 bpts	0.01	-	1bpt
Underlying Net Interest margin	2.36	2.43	(7)bpts	2.30	2.39	(9)bpts

[1] *Mainly the AIFRS impact of hybrid distributions and hedge accounting volatility*

Margin Contraction		12 months FY Jun 06	6 months HY Jun 06
Pricing	- Home Loans	-	(-3)bpts
	- Business	(-3)bpts	(-4)bpts
	- Deposits	-	(-1)bpt
Total Pricing		(-3)bpts	(-8)bpts
Other		(-4)bpts	(-1)bpt
Underlying Margin Contraction		(-7)bpts	(-9)bpts
AIFRS Volatility		(-2)bpts	(-1)bpt
Headline Margin Contraction		(-9)bpts	(-10)bpts

Notes

NIM - Full Year Average


7 basis points
2.45
(0.02)
2.43
(0.02)
(0.03)
(0.03)
(0.02)
0.01
2.34
FY June '05 AGAAP
AIFRS
FY June '05 AIFRS
AIFRS Volatility
Pricing
Non Lending IEA
Funding Mix
Asset Mix
June '06 AIFRS

Notes

NIM - Half Year


9 basis points
2.39
(0.01)
(0.04)
(0.05)
2.29
Dec 05 Restated
AIFRS
Flowon from first half
Second half pricing / funding mix
June '06


2006 Quarterly NIM
2.41
2.37
2.31
2.29
September
December
March
June

Other Key Information

Notes

AIFRS Impact of hedging derivatives

	Jun 06 $M	Dec 05 $M
Net Interest Income	21	26
Other banking income	(39)	(40)
Net Impact	(18)	(14)

There has been a reclassification of $29m between Net Interest Income and Other Banking Income in Dec 05 half

Other Banking income – key components

	12 months			6 months		
	Jun 06 $M	Jun 05 $M	Jun 06 vs Jun 05	Jun 06 $M	Dec 05 $M	Jun 06 vs Dec 05
Commissions & Fees	1,635	1,545	6%	820	815	1%
Lending Fees	800	733	9%	411	389	6%
Trading Income	505	440	15%	261	244	7%
Other	175	127	38%	138	37	Large
	3,115	2,845	9%	1,630	1,485	10%
Non trading derivatives	(79)	0	-	(39)	(40)	(3%)
Other banking income	3,036	2,845	7%	1,591	1,445	10%

Notes

	6 months		
	Jun 06	Dec 05	Jun 06 vs Dec 05
Home Loans	689	701	(2%)
Consumer Finance	558	537	4%
Retail Deposits	1,329	1,324	-
Corporate Banking	466	486	(4%)
Financial Markets	475	454	5%
Lending & Finance	631	561	12%
Asia Pacific	537	529	2%
Other	165	108	53%
Total Banking Income	**4,850**	**4,700**	**3%**

Refer page 10 onwards of Profit Announcement for definitions of above product categories

Banking - Revenue by product


Other
3%
Home Loans
15%
Asia Pacific
11%
Lending & Finance
12%
Retail
Deposits
28%
Financial markets
10%
Corporate Banking
10%
Consumer Finance
11%

The current year has been affected by AIFRS

	12 months		
	Jun 06	Jun 05	Jun 06 vs Jun 05
Home Loans	1,390	1,194	16%
Consumer Finance	1,095	985	11%
Retail Deposits	2,653	2,514	6%
Corporate Banking	952	945	1%
Financial Markets	929	814	14%
Lending & Finance	1,192	1,204	(1%)
Asia Pacific	1,066	917	16%
Other	273	298	(8%)
Total Banking Income	**9,550**	**8,871**	**8%**

Other Key Information

	Jun 06	Dec 05	Jun 05	Jun 06 vs Dec 05	Jun 06 vs Jun 05
Domestic growth profile ($bn)					
Loan Funded*	24.8	22.9	20.5	8%	21%
Reduction*	16	16.7	12.3	(4%)	30%
Net Growth*	8.8	6.1	8.1	44%	9%
Total Home Lending assets ($bn)					
Australian Home Lending assets ($bn)	144.8	136.0	130.0	7%	11%
Securitisation ($bn)	(12.6)	(9.1)	(10.8)	38%	17%
Net (Australia)	132.2	126.9	119.2	4%	11%
Asia Pacific Home lending assets ($bn)	22.3	23.3	20.8	(4%)	7%
Totals (adjusted for rounding)	154.5	150.2	139.9	3%	11%

Home Lending Statistics (domestic balances gross of securitisation)

Balances Mix (%) :	Jun 06	Dec 05	Jun 05
Owner occupied	55%	55%	55%
Investment Home Loans	35%	35%	35%
Line of Credit	10%	10%	10%
Variable *	64%	65%	62%
Fixed	24%	22%	22%
Honeymoon *	12%	13%	16%
Originations (% of loans funded) :			
3rd Party	32%	32%	29%
Proprietary	68%	68%	71%
Broker originated loans as % of Aust. Book	24%	22%	21%

* Care – Prior periods restated for classification changes between periods

Notes

Banking - Home Lending (domestic)

- CBA Balance Growth:
  - 11% in 2006
  - 7% in 2H06
- Very strong second half:
  - record approval volumes
  - market shares stabilised
- Slight margin decline within expectations

Spot Balances (including securitisation)



$130.0bn
$136.0bn
$144.8bn
+5%
+7%
Jun 05
Dec 05
Jun 06

Market Share



25%
20%
15%
19.8%
20.4%
20.3%
19.0%
19.12%
21.3%
18.9%
18.9%
18.9%
18.0%
18.8%
18.8%
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Balances (APRA)
Gross Approvals (ABS)

Notes

Home Loan Growth by Channel (Half Year)
(Balances sourced from each channel as a % of total CBA housing growth)


30%
10%
8%
6%
4%
2%
0%
27.9%
7.9%
1.0%
8.2%
7.8%
16.3%
7.1%
1.5%
6.7%
6.2%
14.0%
2.8%
0.8%
4.7%
6.1%*
14.8%
4.7%
2.8%
6.5%
6.5%
Dec 04
Jun 05
Dec 05
Jun 06
Brokers
Branch
Premium
Total CBA
Total Market

** Dec 05 market growth figure restated by RBA*

Other Key Information

Personal lending gross balances	Jun 06 $M	Dec 05 $M	Jun 05 $M	Jun 06 vs Dec 05	Jun 06 vs Jun 05
	Half ending				
Credit cards	6,814	6,707	6,507	2%	5%
Personal loans*	3,826	3,800	4,213	1%	(9%)
Margin loans	5,758	4,664	4,311	23%	34%
Total Personal Lending	**16,398**	**15,171**	**15,031**	**8%**	**9%**

** Decline in personal loans reflects the buy-back by the government of the DEET portfolio ($460m)*

Notes

Banking – Personal Lending (domestic)

- CBA Balance growth
  - +9% personal lending
  - +5% credit cards
- Credit card market share loss to low rate cards ('Yellow' launched in March 06)
- Personal Lending market share and balances affected by DEET (student loans) buyback
- Personal loan bad debts driven by 2004 lowering of credit thresholds

Personal Lending Balances (1)



$15.0bn
$15.2bn
$16.4bn
1%
8%
4.3
4.2
6.5
4.7
3.8
6.7
5.8
3.8
6.8
Jun 05
Dec 05
Jun 06
Credit Cards
Personal Loans
Margin Loans

Market Share (2)



28%
24%
20%
16%
12%
22.5%
22.7%
22.8%
22.8%
21.4%
20.5%
15.0%
16.7%
16.7%
16.0%
16.1%
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Credit Cards (RBA)
Personal Lending (APRA)

(1) Includes credit cards, personal loans and margin lending
(2) APRA published data series only begins in March 2004 for Personal Lending

Notes

Banking - Deposits (domestic)

- CBA Balance Growth
  - +8% full year
  - +2% 2H06
- Margins stable
- Strong growth in NetBank saver (+$3.6bn) – 63% new funds to CBA
- New transaction accounts (May 06) positive impact



Balances
$71.8bn
+6%
$75.8bn
+2%
$77.2bn
16.4
34.1
2.1
19.2
17.1
36.3
2.4
20.0
17.0
38.1
2.3
19.8
Jun 05
Dec 05
Jun 06
Other Deposits
Deposit not bearing interest
Savings
Transaction Deposits



Market Share (1)
34%
30%
26%
22%
30.7%
30.3%
29.8%
29.6%
29.3%
23.9%
23.4%
23.6%
23.0%
22.9%
22.2%
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Total Deposits ex CDs (RBA)
Household Deposits (APRA)

(1) *APRA published data series only begins in March 2004 for Household Deposits*

Notes

Banking – Business Lending

- Very competitive market
- Growth in balance
  - + 24% vs Jun 05
  - + 8% vs Dec 05
- Introduction of new products
- Institutional growth above market corporate and SME slightly below market

CBA Business, Corporate and Institutional Lending Balances (1)


$68.4bn
+14%
$78.2bn
+8%
$84.7bn
Jun 05
Dec 05
Jun 06

CBA Business Lending Market Share (2)


15%
14%
13%
12%
13.65%
13.65%
13.56%
13.19%
13.50%
13.09%
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06

(1) *Interest earning lending assets + bank acceptances of customers*
(2) *Source: RBA*

Other Key Information

ASB : New Zealand NZ$ M	12 months Jun 06 $M	Jun 05 $M	Jun 06 vs Jun 05	6 months Jun 06 $M	Dec 05 $M	Jun 06 vs Dec 05
Net Interest Income	804	776	4%	412	392	5%
Other Income	344	268	28%	169	175	(3%)
Total Operating Income	1,148	1,044	10%	581	567	3%
Operating Expenses	(495)	(470)	5%	(252)	(243)	9%
Charge for bad debts	(19)	(16)	19%	(9)	(10)	(10%)
Net Profit before taxation	634	558	14%	320	314	2%
Income tax	(194)	(179)	8%	(97)	(97)	-
Net profit after tax ("Cash basis")	440	379	16%	223	217	3%
New Zealand Dollar Exchange Rate (spot)	1.21	1.10		1.21	1.07	
New Zealand Dollar Exchange Rate (avg)	1.12	1.08		1.16	1.08	

Notes

Banking – New Zealand (ASB)

- Cash profit up
  - + 16% full year
  - + 3% 2H06
- Lending balances up 17%
- Deposits grew 12%
- Margins still under pressure, but not as severe as 2005

Operational Lending* Balances (Spot – in NZD)



$33.3bn
+10%
$36.6bn
+6%
$38.8bn
Jun 05
Dec 05
Jun 06

** Operational lending = excludes treasury & structured finance*

NZ Housing Lending Market Share



24%
23%
22%
21%
22.08%
22.74%
22.72%
23.06%
23.17%
23.13%
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06

Other Key Information

	Jun 06	Dec 05[1]	Jun 05
RWA	$216,438m	$202,667m	$189,559m
Charge for Bad Debts (6 mths)	$210m	$188m	$176m
Charge for Bad Debts to RWA (annualised)	0.19%	0.19%	0.19%
Gross Impaired Assets[2]	$326m	$396m	$395m
Individually assessed provisions	$171m	$179m	$157m
Collective provisions	$1,046m	$1,041m	$1,390m
General reserve for credit losses (pre-tax)	$500m	$404m	n/a
Collective Provisions + General Reserve pre-tax to RWA	0.71%	0.71%	0.73%

(1) AIFRS provisions and coverage ratios not directly comparable to prior periods

(2) Interest reserved not recognised under AIFRS - $10m in June 05; $27m Dec 04

Credit Risk Statistics

	Jun 06	Dec 05	Jun 05
Commercial portfolio			
Top 20 commercial exposures (as % of total committed exposure)	2.3%	2.7%	3.3%
% of all commercial exposures that are investment grade or better	68%	67%	66%
% of non-investment grade covered by security	83%	84%	84%
Consumer Portfolio			
% of gross lending for home lending	55%	57%	59%

Notes

Banking – bad debts

Bad debt expense to RWA (annualised)



0.19%
0.15%
0.16%
0.19%
0.19%
0.19%
150
126
146
176
188
210
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06

Gross impaired assets to RWA



1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
% to RWA
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
CBA
ANZ
NAB
WBC

Notes

Segment Results: Funds Management

Other Key Information

	6 months ended		
	Jun 06	Dec 05	Jun 05
FUA			
Av. FUA ($bn)	148	130	121
Spot. FUA ($bn)	152	137	123
Margins			
Operating income/ av. FUA	1.14	1.10	1.08
Net income/ av. FUA	0.97	0.95	0.93
Expenses			
Operating expenses/ av.FUA	0.72	0.70	0.71
Market shares*			
Platforms (latest is Mar 06)	12.5%	10.8%	10.2%
Retail funds (Mar 06)	15.7%	14.6%	14.5%
Breakdown of funds invested			
Local equities	22.0%	22.7%	22.9%
International equities	24.4%	22.4%	19.2%
Listed and direct property	17.2%	17.5%	17.9%
Fixed interest and cash	35.5%	36.4%	39.0%
Other	0.9%	1.0%	1.0%
Total	100%	100%	100%

** Plan for Life*

Notes

Funds Management

- Underlying profit before tax up
  - + 23% vs Jun 05
  - + 16% vs Dec 05
- After tax profit affected by loss of transitional tax relief
- Costs impacted by one-offs
- Funds under administration grew 23% to $152bn



Underlying profit after tax up 14%
351
295
(191)
4
(59)
400
Jun 05
Operating Income
Operating Expenses
Minority Interests
Tax
Jun 06

Other Key Information

Notes

Total net flows

	6 months ended		
	Jun 06 $M	Dec 05 $M	Jun 05 $M
FirstChoice & Avanteos	9,397	3,936	2,970
Cash Mgt.	(389)	(255)	(458)
Other retail	(2,138)	(2,316)	(1,965)
Wholesale	100	1,189	(640)
Property	(704)	(366)	79
International	2,082	583	294
Other [1]	(213)	(76)	(674)
Total	**8,135**	**2,695**	**(394)**

(1) *Includes Life company assets sourced from retail investors but not attributable to a funds management product (eg premiums from risk products). These amounts do not appear in retail market share data.*

Australian Retail flows and sales

	(3 mths)	(6 mths)	(6 mths)
Retail Net Flows [2]	**Mar 06**	**Dec 05**	**Jun 05**
CBA ($m)	5,154	1,710	783
Market ($m)	5,893	11,638	9,106
CBA ranking	1	2	6
Retail Sales [3]			
% total retail sales sourced from CBA Network	**47%**	**48%**	**46%**
% total retail sales managed by CBA	**54%**	**56%**	**59%**

(2) *Net flows (sales less withdrawals) for retail products. Source: Plan for Life*

(3) *Excludes legacy products. Source: CBA*

Funds Management – net funds flows

- FirstChoice attracts record flows and reaches $25bn
- Significant inflows into Avanteos from GSJBW alliance
- Good flows into higher margin equity products due to improved investment performance



Retail net flows ($m) (source Plan for Life)
CBA
Industry
7000
2000
1000
0
-1000
CBA
7000
6000
5000
4000
3000
2000
1000
0
-1000
industry
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06



Funds Under Administration ($bn)
123.1
2.7
10.9
0.3
137.0
8.1
6.3
0.1
151.5
Jun 05
Net Flows
Investment returns
FX
Dec 05
Net Flows
Investment returns
FX
Jun 06

Notes

Investment Performance

June 2006	Gross performance and quartile ranking			
	1yr % pa	Quartile	3yr % pa	Quartile
Aust. Share – Core	29.1%	1	26.7%	1
Geared Share Fund	55.8%	1	51.9%	1
Imputation	26.2%	2	23.9%	3
Property Securities	23.7%	1	20.7%	1
Global Resources	61.2%	1	41.2%	1
Diversified	16.8%	3	14.6%	4
Australian Bond	3.7%	3	5.1%	1
Global Equities	19.3%	4	10.9%	4

Source – Mercer, Morningstar

Notes

Segment Results: Insurance

Key Information

	6 months ended		
	Jun 06	Dec 05	Jun 05
Claims expense as % of net earned premium			
General Insurance	57%	51%	72%
Life Insurance	41%	49%	47%
Sources of profit	$M	$M	$M
Planned profit margins	77	69	60
Experience variations	29	19	28
Other	(2)	2	(8)
General insurance operating margin	8	13	6
Operating margins	112	103	86
After tax Shareholder investment returns	20	36	63
After tax profit on sale of HK business	-	145	
NPAT (cash)	132	284	149

Breakdown of Shareholders' Funds

	Jun 06	Dec 05	Jun 05
Local equities	2%	2%	5%
International equities	1%	2%	5%
Property	17%	18%	13%
Other growth	-	-	1%
Growth	20%	22%	24%
Fixed interest	29%	38%	37%
Cash	51%	40%	33%
Other income	-	-	6%
Income	80%	78%	76%
Total	100%	100%	100%

Notes

Insurance Results - total

- Underlying profit:
  - +35% on Jun 05*
  - +9% on Dec 05
- Solid inforce premium & operating margin growth in Australia and New Zealand
- Good expense control
- Largest Life insurer in Australia and New Zealand



Underlying profit (excluding HK operations) up 35% since June 05
156
153
30
25
(2)
206
Jun 05 (As reported)
Jun 05 (ex HK)
Australia
NZ
Asia
Jun 06

*excluding Hong Kong operations

Notes

Capital Management

Other Key Information

Surplus capital in Life Companies

	Jun 06 $M	Dec 05 $M	Jun 05 $M
Australia			
Statutory Funds	191	251	102
Shareholder Funds	31	62	168
Sub-Total	222	313	270
NZ	44	51	47
Other IFS	57	58	132
Other (including CFS)	300	(244)	131
General Insurance	19	30	23
Sub-Total	421	(105)	333
TOTAL	642	208	603

The surplus capital in Life and FM companies has increased slightly due to retained profits, partially offset by AIFRS changes.

Note: "Other" mainly represents capital within the funds management businesses

Non Recourse Debt	Jun 06	Dec 05	Jun 05
	2,077	1,851	2,292

Notes

Generation and use of Tier 1 capital


9.5%
9.0%
8.5%
8.0%
7.5%
7.0%
6.5%
6.0%
7.46%
1.87%
(1.33%)
(0.92%)
0.24%
(14 basis points)
(0.23%)
0.63%
(0.16%)
7.56%
Tier 1 Jun 2005 $14,141m
Cash NPAT $4,053m
Ord. Dividends ($2,879m)
Growth in RWA ($26,879m)
DRP $522m
Share Buy-back ($500m)
Net issue of innovative Tier 1 $1,367m
Currency and Other Movements ($350m)
Tier 1 Jun 2006 $16,354m

CommonwealthBank

Other Key Information

Credit Ratings	Long Term	Short Term	Affirmed
Standard & Poors'	AA-	A-1+	Jun 06
Moody's Investor Services	Aa3	P-1	Jun 06
Fitch Ratings	AA	F1+	Jun 06

Adjusted Common Equity	Jun 06 $M	Dec 05 $M	Jun 05 $M
Tier One Capital	16,354	15,290	14,141
Deduct:			
Eligible loan capital	(281)	(317)	(304)
Preference share capital	-	(687)	(687)
Other equity instruments	(3,659)	(1,573)	(1,573)
OEI	(508)	(523)	(520)
Investment in non-consolidated subsidiaries [1]	(2,012)	(1,918)	(1,721)
Other deductions	(151)	(130)	(28)
Other			-
	9,743	10,142	9,308
Risk Weighted Assets	216,438	202,667	189,559
Adjusted Common Equity Ratio	4.50%	5.00%	4.91%

(1) *Net of intangible component deducted from Tier One capital*

Notes

Capital ratios



New APRA regulations effective
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
9.75%
9.81%
9.66%
9.66% *
7.46%
7.54%
7.56%
7.56%*
4.91%
5.00%
4.50%
4.39%
Jun 2005
Dec 2005
Jun 2006
Jul 2006
Adjusted Common Equity
Tier one capital
Tier two capital
Target Range

** Transitional relief granted by APRA till 31 December 2007*

Notes

Highlights

- Very good result – Cash NPAT of $4,053 million
- Good volume growth across the business
- Focus on profitable growth
- Successful delivery of WnB and good progress on new strategic initiatives
- Record dividend



CommonwealthBank

Ralph Norris
CHIEF EXECUTIVE OFFICER

Gary Thursby
CHIEF FINANCIAL OFFICER (ACTING)

9 August 2006

Commonwealth Bank of Australia ACN 123 123 124

PRESENTATION OF FULL YEAR RESULTS

For 30 June 2006

Supplementary materials

Economy

GDP, unemployment and cash rates



Real GDP
Year-ended percentage change
Australia
US
Euro area
New Zealand
Asia*
Japan
1994
1997
2000
2003
2006

* Hong Kong, Indonesia, Korea, Malaysia, Philippines, Singapore, Taiwan and Thailand
Sources: ABS; CEIC; Thomson Financial



Unemployment Rate
Australia
Euro area
United States
Japan
1994
1998
2002
2006

Sources: ABS; Thomson Financial



Australian and US Cash Rates
Australia
US
1986
1990
1994
1998
2002
2006

Sources: RBA; US Federal Reserve

Credit growth

Credit by Sector*

Year-ended percentage change


%
20
10
0
-10
Housing
Personal
Business
1994
1998
2002
2006

* Includes securitised loans
Source: RBA

Housing Loan Approvals*


$b
15
12
9
6
3
0
Total
Established dwellings
New dwellings
1994
1997
2000
2003
2006

* Excludes refinancing; includes investors and owner-occupiers
Source: ABS

Established House Prices*

1989/90 = 100


Index
300
260
220
180
140
100
60
Canberra
Sydney
Perth
Brisbane
Melbourne
Hobart
Adelaide
1994
1998
2002
2006

* Spliced series; settlement dated data prior to 2002.
Source: ABS

Spreads

Aus. BBB Corporates ~ 35bp over swaps


Australian Corporate Bond Spreads
Spread over government yields, daily
Bps
Bps
90
60
30
0
BBB corporates
A corporates
AAA corporates
Swap
J F M A M J J A S O N D J F M A M J J A
2005
2006

Swap spreads are for 3-years maturity. Corporate spreads are a weighted average of bonds with remaining maturities of 1 to 5 years.
Sources: Bloomberg; RBA; UBS AG, Australia Branch

US BBB Corporates ~ 50bp over swaps


US Corporate Bond Spreads (3-5 years)
Spread over government yields, daily
Bps
Bps
175
150
125
100
75
50
25
0
BBB
corporates
A corporates
Swap
AAA corporates
J F M A M J J A S O N D J F M A M J J A
2005
2006

Source: Bloomberg

Banking

Summary - CBA Growth vs Market

12 months to June 2006



Home Lending
15.0%
12.0%
9.0%
6.0%
3.0%
0.0%
13.0%
11.5%
11.6%
11.6%
12.1%
13.2%
CBA
WBC
ANZ
NAB
SGB



Credit Cards
20.0%
15.0%
10.0%
5.0%
0.0%
4.7%
19.4%
17.8%
7.4%
10.4%
13.1% *
CBA
WBC
ANZ
NAB
SGB



Personal Lending
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
12.3%
32.8%
14.8%
8.5%
8.8%
16.9%
CBA
WBC
ANZ
NAB
SGB
Market



Household Deposits
12.0%
8.0%
4.0%
0.0%
6.7%
7.8%
12.0%
10.9%
6.0%
8.8%
CBA
WBC
ANZ
NAB
SGB

Home Loans – LVR Profile

- Strong LVR profile
- % of loans at <60% LVR:
  - 70% if based on original security value
  - 75% if based on current market values
  - The majority of loans >80% LVR are mortgage insured


LVR Profile
80%
70%
60%
50%
40%
30%
20%
10%
0%
0-60
60.1-75
75.1-80
80.1-90
90.1+
LVR on orginal security value
LVR at current market value

Australian Owner Occupied and Investment Housing only, excludes Lines of Credit
Number of loans as at 30 June 06 and market value as at 31 Mar 06
Market value marked against the APM or Residex database

Home Loans – Stress Testing

- Stress tested at account level
  - Based on Basel PD* groups
  - Up to 6 fold increase in PD
  - Up to 30% fall in security value
- These stress factors are consistent with experience in the UK recession of the late 1980s/early 1990s
- Maximum potential losses total $299m (excl securitised and insured)
- Additional Insured losses of $175m covered by LMI
- Very strong LVR distribution provides significant buffer

Mortgage Portfolio Stress Testing Results
Potential Loss ($m)

Property Value	Expected Default Rate (PD)			
	PD	x2	x4	x6
No decrease	10.3	14.1	20.1	24.8
10% decrease	27.3	38.4	56.7	70.6
20% decrease	58.6	84.8	128.6	161.8
30% decrease	103.6	153.1	236.4	299.4

** Probability of default rate*

Home Loans – Portfolio Quality

- Portfolio credit quality remains sound
- Results are in line with seasonal expectations
- Slight increase in 30+ delinquency over last 12 months is being addressed with a strong collections focus
- 90+ rate delinquencies increased slightly during March and June 06 but have since stabilised

30+ & 90+ Day Delinquencies


1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
Jul 03
Sep 03
Nov 03
Jan 04
Mar 04
May 04
Jul 04
Sep 04
Nov 04
Jan 05
Mar 05
May 05
Jul 05
Sep 05
Nov 05
Jan 06
Mar 06
May 06
Jul 06
30+ Days Delinquency
90+ Days Delinquency

All Australian Owner Occupied and Investment Housing only, excludes Lines of Credit
Delinquency percentage uses balances

Low-Doc Home Loans
Increasing but still very small

- Commonwealth Bank considers Low Doc lending a difference in a borrower's proof of income rather than as a separate product
- Key product features:
  - Self employed applicants only with a minimum of 2 years employed in the same industry;
  - Loans above 60% LVR are mortgage insured with a maximum 80% LVR allowed;
  - Maximum loan amount applies; and
  - Loans now offered on most products including packages but with exception of honeymoon products.
- Separate collections processes are administered for Low-Doc loans (separate queuing and quicker respond time), and various stress-testing of the portfolio has been undertaken
- Risk characteristics are in line with reported industry standards
- Performance to-date shows early-dated arrears higher then portfolio averages, but default rates similar

Low-doc	$m	% of portfolio
Total Portfolio	$1,500M (Jun 06)	1%

Date	CBA's Low Doc History - Events
Dec 2002	Launched Low Doc lending with a 1% margin (life of loan) above SVR with 100% of loans mortgage insured.
Sept 2003	The 1% margin above the SVR was reduced to +0.50% (life of loan).
Jan 2004	Removed the +0.50% interest rate premium for Low Doc's with LVR less than 60%. While maintained +0.50% margin (life of loan) for loans with LVR greater than 60%.
Oct 2004	Reduced the +0.50% premium to only 12 months for LVRs greater than 60% (to offset LMI cost).
Jan 2005	Removed +0.50% premium - customers required to pay LMI premium directly for LVRs greater than 60%.
Feb 2006	Extended available product range to include – fixed rates, Economiser and "package" home loans.

Banking – Business Deposits

- Strategy focussed around revenue growth and optimisation of group-wide balance sheet funding
- Since June 05, deposit book grew at close to market levels (6% relative to 7% market growth) whilst maintaining margins
- Business deposits growth of 2% since Dec 05 versus market growth of 5% as the take up of high yield at call offerings accelerates
- Business Online Saver (launched in May) has already generated $1bn in deposits and is expected to improve market share going forward



Business Deposits (1)
$bn
272.7
277.1
291.7
15.3%
15.6%
15.2%
41.7
43.3
44.3
Jun 05
Dec 05
Jun 06
CBA
Market
Market Share

(1) Total non-household deposits excluding Certificates of deposit – Source APRA

Banking – Bond Markets
2005 – 2006 Financial Year Result

- Financial Year INSTO League Table Rankings

PUBLIC DOMESTIC NON-GOVERNMENT BOND LEAGUE TABLE
(INCLUDING SELF-LED DEALS) 1 Jul 2005 – 30 June 2006

Rank	Bookrunner	A$m	Deals
1	National Australia Bank	10, 291	59
2	Commonwealth Bank Of Australia	7,381	54
3	Westpac Banking	7,149	51
4	RBC Capital Banking	6,182	36
5	ANZ Banking Group	5,578	32
6	Deutsche Bank AG	4,797	25
7	ABN AMRO	4,477	34
8	Citigroup	4,225	22
9	UBS	4,220	21
10	TD Securities	2,300	23
11	St George Bank Ltd	1,295	4
	Other	4,813	50
	Total	**62,675**	**411**

Criteria: A$100 million minimum, 1-year minimum.
Pricing must be disclosed.
All increases eligible.
Bookrunners are given equal allocation.

Source: Insto Magazine – Public Domestic Non-Govt Bond League Table (including self-led issues).

- **Past Insto League Table Rankings**


1st

2005
A$7.446 billion raised


1st

2004
A$6.989 billion raised


2nd

2003
A$3.132 billion raised

Notable PBS Transactions in 2006

BBI (DBCT) Finance Pty Limited
A$680m
June 2016/2021/2026
Fixed and Floating Rate Medium Term Notes
June 2006

Leighton Finance International
Medium Term Notes
US$110m
May 2006

KfW
A$200 million
August 2013
Fixed Rate Notes
May 2006

IADB
A$300 million
May 2016
Fixed Rate Notes
May 2006

The Bear Stearns Companies Inc
A$450 million
April 2014
Fixed and Floating Rate Medium Term Notes
April 2006

PERLS III
Preferred Capital Limited
A$1.166bn
Joint Lead Manager
April 2006

Wells Fargo
A$750 million
May 2013
Fixed and Floating Rate Medium Term Notes
March 2006

GPT RE Limited
A$700 million
March 2009
Fixed and Floating Rate Medium Term Notes
March 2006

Instituto de Credito Oficial
A$300m
March 2011
Fixed Rate Notes
March 2006

Asian Development bank
A$300m
June 2011
Fixed Rate Notes
February 2006

Morgan Stanley
A$1.4bn
July 2010, March 2013
Fixed and Floating Rate Medium Term Notes
February 2006

Mariner Financial
Rights Issue and Public Offer
A$75m
Lead Manager & Underwriter
February 2006

Notable PBS Transactions in 2006 (2)

Primary Transaction Bank

June 2006

Primary Transaction Bank

June 2006

Sole Merchant Acquiring Bank – Australia & New Zealand

June 2006

Banker to Whole of Government (WA)

June 2006

Banker to 231 restaurants (50% of all licensed McDonald's restaurants bank with CBA). Tailored packages with debt, risk management and transactional solutions

---

Acquisition and Term Finance Facility
$35m
(to assist in acquisition of Lawpoint)

June 2006

ROC Oil Company Ltd

US$275m
June 2006

Sole Underwriter Acquisition Bridge Financing

Cross Sound Cable N.Y.
US$209 million

Sole Lead Arranger & Underwriter

Term Debt Facility and Letter of Credit Facility

Hedging Bank
February 2006

Australian Railroad Group
A$847 Million
June 2006
Syndicated Facility

Joint Lead Arranger and Underwriter and Facility Agent

Structured Operating Lease Facility to fund Large Mobile Mining Equipment
A$750m

Lead Arranger and Residual Value Risk Underwriter

May 2006

Construction of new transport interchange, development of retail shopping and future residential towers

Chatswood Transport Interchange
Funding Package
A$137.5m
Corporate Adviser, Senior Debt Arranger/Provider & Mezzanine Debt Arranger

Oct 2005

Acquisition Finance Facility

$13m

(acquisition of hazardous waste company)

June 2006

Funds Management

Well diversified product mix – platforms rapidly growing share

Funds Under Administration
30 Jun 2006

Total FUA = $152 billion *($137bn as at 31 Dec 05)*



Internationally sourced 19%
(19% as at 31 Dec 05)
First Choice/Avanteos 23% (18% as at 31 Dec 05)
(2% as at 31 Dec 05) Other 2%
Cash Mgt 2% (3% as at 31 Dec 05)
Property 9%
(10% as at 31 Dec 05)
Wholesale 20%
(20% as at 31 Dec 05)
Other Retail 23% (27% as at 31 Dec 05)

Source – Internal Analysis

Fund excess returns over benchmark


1 Year Outperformance
10%
8%
6%
4%
2%
0%
-2%
-4%


3 Year Outperformance
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
-5%

Jun-06 Jun-05

Insurance

Funds Management & Insurance Investment Mandate Structure

The Bank has $1.9bn of shareholders funds across its insurance and funds management business, which is invested in:

	Australia	New Zealand	Asia	Total
Local equities	3%	0%	0%	2%
International equities	0%	7%	0%	1%
Property	20%	2%	0%	17%
Growth	23%	9%	0%	20%
Fixed Interest	23%	54%	72%	29%
Cash	54%	37%	28%	51%
Income	77%	91%	100%	80%
Total	100%	100%	100%	100%

Capital Management

Hybrid Instrument information

Hybrid dividends

	Jun 06	Dec 05	Franked/ Imputed
PERLS *	13	19	F
PERLS II	18	17	F
PERLS III	13	0	F
Trust Preferred Securities	22	21	
ASB Capital prefs	5	5	I
ASB Capital No.2 prefs	8	9	I
CBA Capital	8	8	
	87	79	

* Redeemed 6 April 2006

Preference shares - breakdown

	Issue Date	Currency	Amount ($M)	Maturity	Balance Sheet Classification
Trust Preferred Securities 2003	06-Aug-03	USD	$550	12 years	Tier 1 Loan Capital
PERLS II	06-Jan-04	AUD	$750	Perpetual	Tier 1 Loan Capital
PERLS III	06-Apr-06	AUD	$1,166	Perpetual	Tier 1 Loan Capital
Trust Preferred Securities 2006	15-Mar-06	USD	$700	10 years	Other equity instruments
ASB Capital prefs	10-Dec-02	NZD	$200	Perpetual	Outside equity interests
ASB Capital No.2 prefs	22-Dec-04	NZD	$350	Perpetual	Outside equity interests
CBA Capital	18-May-05	NZD	$350	10 years	Tier 2 Loan Capital

All preference shares listed above will be classified as innovative Tier 1 capital under APRA's hybrid limits effective 1 January 2008

ACE - Major Implication 1 July 2006



5.0%
4.5%
4.0%
3.5%
3.0%
4.50%
(0.11%)
(0.02%)
0.01%
4.39%
ACE June 2006 $9,743m
Software cap expenses ($229m)
Super Deficit ($45m)
Other ($27m)
ACE 1 July 2006 $9,496m

- S&P has not granted transitional relief

Tier 1: Major Implication 1 July 2006



8.0%
7.5%
7.0%
6.5%
6.0%
7.56%
(0.62%)
(0.10%)
(0.02%)
(0.02%)
6.80%
7.56%
Tier 1 June 2006 $16,354m
EMVONA Deduction ($1,339m)
Software Capitalised Expenses ($229m)
Defined Benefit Deficit ($45m)
Other ($28m)
Tier 1 July 2006 $14,713m
Tier 1 July 2006 APRA Transitional Relief

- APRA has granted full transition relief for the impacts of their revised prudential standards from 1 July 2006 to 31 December 2007. Tier 1 ratio including transition relief at 1 July 2006 is therefore 7.56%

Credit Risk Management

The Bank remains well provisioned



$millions
2,100
1,800
1,500
1,200
900
600
300
0
550
500
450
400
350
300
250
200
150
100
50
0
%
Jun 96
Jun 97
Jun 98
Jun 99
Jun 00*
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Individually Assessed Provision (LHS)[1]
Collective Provision (LHS)[1]
General Reserve for Credit Loss (LHS)[1]
Total Provisions + General Reserve / Gross Impaired Assets (RHS)

*Colonial acquisition

[1] Loan Impairment provisions have been recalculated under AIFRS from 1 July 2005

Banking - Top 20 commercial exposures


($m)
S&P Rating or Equivalent
A
BBB-
BBB-
A-
A-
BBB-
A-
BBB+
AA
A-
A-
A
A-
A-
A-
BBB+
BB+
AA-
BBB
BBB+
0
100,000,000
200,000,000
300,000,000
400,000,000
500,000,000
600,000,000
700,000,000
800,000,000
900,000,000

Top 20 exposures – excludes finance and government – comprise 2.5% of committed exposures (2.7% as at Dec 05, 3.3% as at Jun 05)

Banking - Quality of commercial risk-rated exposures



Quality of commercial risk-rated exposures:
There is security over 83% of the non-investment grade exposure
100%
80%
60%
40%
20%
0%
37
36
33
34
34
33
32
16
17
15
16
16
16
17
19
17
17
18
18
22
20
28
30
35
32
32
29
31
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
68% investment grade
AAA/AA
A
BBB
Other

Excludes finance, insurance and government, individually rated counterparties

Banking - Total geographic exposure* (commercial + consumer)

Total exposure : $417bn

- Home loans = $154.5bn (excl securitised)
- Other Balance Sheet loans = $125.8bn
- Other exposure = $136.7bn



International
15%
New Zealand
12%
Australia
73%

At 31 Dec 05
Total exposure = $398bn
Home loans = $150bn
Other loans = $115bn
Other exposure = $133bn

International = 15%
New Zealand = 12%
Australia = 73%

**Total exposure = balance for uncommitted, greater of limit or balance for committed*

Banking - Total outstandings* (commercial + consumer)

Total Outstandings
$341.8 bn*



Telecommunication 0.3%
Agriculture 2.6%
Construction 1.1%
Energy 1.5%
Finance 26.5%
Consumer 47.0%
Government 1.4%
Leasing 1.9%
Motor Vehicle Manufacturing 0.1%
Other C&I 17.5%
Technology 0.1%

At 31 Dec 05
Total outstandings = $324.7bn
Consumer = 48.6%
Telecoms = 0.3%
Agriculture = 2.7%
Construction = 1.0%
Energy = 1.6%
Finance = 25.5%
Government = 1.4%
Leasing = 2.3%
Motor vehicle manufacturing = 0.1%
Other commercial & industrial = 16.4%
Technology = 0.1%

* Represents balances actually outstanding (on and off balance sheet).

Banking – International commercial exposures*


International exposure by Industry
Total exposure : $72.1bn
Government 2%
Other Commercial 9%
Specific Industries 3%
Finance 86%
Aviation
Technology
Telcos
Energy
Leasing
Construction
Automobile

At 31 Dec 05
Total exposure = $61bn
Finance = 85%
Government = 1%
Other commercial = 10%
Specific industries = 4%

Total non-finance off-shore outstandings = $9bn of which over 80% are investment grade.

*Total exposure = balance for uncommitted, greater of limit or balance for committed. Excludes ASB

Banking
Credit Exposure - Agriculture Sector

Total exposure: $10,152m

At 31 Dec 05
Total exposure = $10,285m
Australia = 61%
New Zealand = 39%

	30 Jun 06	31 Dec 05
Rating	**$m**	**$m**
AAA to A-	333	372
BBB+ to BBB-	1,320	1,405
BB to BB-	3,022	3,094
< BB-	5,477	5,414
TOTAL	**10,152**	**10,285**


New Zealand 37%
Australia 63%

**Total exposure = balance for uncommitted, greater of limit or balance for committed.*

Banking
Credit Exposure - Aviation Sector

Total exposure: $3,087m

At 31 Dec 05
Total exposure = $2,430m
Australia = 74%
New Zealand = 14%
Other = 12%

	30 Jun 06	31 Dec 05
Rating	**$m**	**$m**
AAA to A-	1,140	757
BBB+ to BBB-	1,516	1,438
BB to BB-	313	151
< BB-	118	84
TOTAL	**3,087**	**2,430**



Other 12%
New Zealand 12%
Australia 76%

**Total exposure = balance for uncommitted, greater of limit or balance for committed.*

Banking
Credit Exposure - Energy Sector

Total exposure: $6,889m

	30 Jun 06	31 Dec 05
Rating	**$m**	**$m**
AAA to A-	1,601	2,661
BBB+ to BBB-	4,588	4,062
BB to BB-	408	464
< BB-	292	275
TOTAL	**6,889**	**7,462**

At 31 Dec 05
Total exposure = $7,462m
Australia = 71.6%
New Zealand = 11.6%
Asia = 4.0%
Europe = 11.6%
Americas = 1.2%



Americas 1.8%
Europe 15.6%
Asia 2.4%
New Zealand 10.4%
Australia 69.8%

**Total exposure = balance for uncommitted, greater of limit or balance for committed.*

Banking
Credit Exposure - Telcos Sector

At 31 Dec 05
Total exposure = $1,138m
Australia = 77%
New Zealand = 7%
Europe = 15%
Asia = 1%

Total exposure: $1,391m

	30 Jun 06	31 Dec 05
Rating	**$m**	**$m**
AAA to A-	856	869
BBB+ to BBB-	277	23
BB to BB-	150	141
< BB-	108	105
TOTAL	**1,391**	**1,138**


Asia 4%
Europe 7%
New Zealand 12%
Australia 77%

**Total exposure = balance for uncommitted, greater of limit or balance for committed.*



CommonwealthBank

Ralph Norris
CHIEF EXECUTIVE OFFICER

Gary Thursby
CHIEF FINANCIAL OFFICER (ACTING)

9 August 2006

Commonwealth Bank of Australia ACN 123 123 124

PRESENTATION OF FULL YEAR RESULTS

For 30 June 2006